Exhibit 99.1

Cuprina Appoints Dr. Ronald Sherman, Leader in Maggot Debridement

Therapy, as Medical and Scientific Director; Secures

FDA-approved Medical Maggot License for U.S. Market

SINGAPORE, July 21, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“CUPR” or “the Company”), a biomedical and biotechnology company dedicated to the development and commercialization of products for the management of chronic wounds and infertility, as well as cosmeceuticals for the health and beauty sector, today announced that Dr. Ronald A. Sherman, a leading innovator in the use of medical maggots to treat chronic wounds, has agreed to join the Company as Medical and Scientific Director in September 2025.

Cuprina also announced it has signed an agreement with Dr. Sherman licensing his 2004 FDA clearance to market Lucilia sericata Medical MaggotsTM, the first such marketing clearance in US history. This agreement gives Cuprina the right to manufacture, sell, use and distribute these maggots and associated dressings for use in maggot debridement therapy (MDT) in the United States.

Upon joining Cuprina, Dr. Sherman’s roles and responsibilities are expected to include the following:

Clinical Leadership on Bio-Therapeutics:

●	Serve as clinical and key opinion leader on maggot therapy, leech therapy, ichthyotherapy, and other company bio-therapeutic initiatives; and
●	Provide mentorship, insights, and scientific guidance to Cuprina and affiliated clinicians in adopting and expanding bio-therapeutic practices.

Training, Education and Awareness:

●	Co-develop, with Cuprina, a structured training and certification framework for bio-therapeutics;
●	Assist in designing the syllabus and modules for education and certification; and
●	Represent Cuprina as a speaker at conferences, seminars, and public events to raise awareness and advance the adoption of bio-therapeutics.

Regulatory and Clinical Trials Support:

●	Provide expert guidance and counsel in navigating regulatory requirements across Southeast Asia and the MENA region; and
●	Assist in designing and reviewing clinical trial protocols or supporting documentation when required by Cuprina.

“We are thrilled to join forces with Dr. Sherman,” said Cuprina chief executive David Quek. “Not only will Ron provide our company with unparalleled clinical expertise and regulatory affairs guidance for our medical maggot therapies, he will also collaborate with Cuprina to develop a structured training and certification framework for bio-therapeutics – an initiative we believe will further our goal of educating clinicians to increase their adoption rate of MDT globally.”

Mr. Quek added that Cuprina is currently updating its own FDA submission for the use of another species of medical maggots, Lucilia cuprina. Upon receiving marketing clearance – which could come within 90 business days -- Cuprina would hold two U.S. FDA clearances for individual maggot species in MDT.

This achievement, stated Mr. Quek, would give the Company the flexibility of pursuing MDT-related regulatory approval for either species in other nations.

Dr. Sherman has over 30 years experience in the field of biotherapy. After earning a BS in Entomology at UC Riverside, an MD at UCLA, and completing his Internal Medicine Residency at UC Davis in 1987, he went on to obtain a Masters in Clinical Tropical Medicine at the London School of Hygiene and completed an Infectious Diseases Fellowship at UC Irvine in 1991, during which he began his clinical studies of wound care and maggot therapy.

After continuing these studies for four years working at the Veterans Affairs Medical Center in Long Beach, CA, Dr. Sherman joined the faculty of UC Irvine, where for the next thirteen years he continued his research in maggot therapy and maggot biochemistry. In 2004, shortly after the FDA started regulating medicinal maggots as a medical device, he was granted FDA marketing clearance for the medical maggots produced in his laboratory. Dr. Sherman left UC Irvine in 2008 to devote his time to co-founding and overseeing a medical maggot laboratory (now known as Monarch Labs), supplying medical grade maggots to physicians throughout North America.

Since 2003 Dr. Sherman has served as director of the non-profit, BioTherapeutics Education & Research Foundation, whose mission is to support patient care, education, and research in maggot therapy, leech therapy, and the other biotherapeutic modalities. He has also worked as an HIV Clinic physician at the Orange County Public Health Care Agency since 1997, delivering healthcare to the county’s uninsured.

According to a June 2025 study by Research and Markets, the US market for maggot debridement therapy in 2024 was valued at $13.9 million, and was projected to grow at a CAGR of 10.1 percent to reach a value of $24.8 million by 2030. This growth is expected to be driven by the increasing prevalence of chronic wounds, the rising demand for minimally invasive wound care techniques, and the cost-effectiveness of maggot therapy compared to other treatments.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the “Risk Factors” section of the prospectus filed with the SEC and its other SEC filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

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Office: (646) 893-5835

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